United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Harmony Biosciences Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 value per share

(Title of Class of Securities)

413197104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413197104	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Marshman Fund Trust II
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,651,120
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,651,120
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,651,120
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 18.7%
12	Type of Reporting Person OO

CUSIP No. 413197104	Schedule 13G	Page 2 of 4

ITEM 1.	(a) Name of Issuer:

Harmony Biosciences Holdings, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

630 W. Germantown Pike, Plymouth Meeting, Pennsylvania, 19462.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Marshman Fund Trust II (the “Trust”).

(b) Address of Principal Business Office:

The address of the Trust is 330 N. Wabash Ave, Suite 3500, Chicago, IL, 60611.

(c) Citizenship of each Reporting Person is:

The Trust was created under the laws of the state of Illinois.

(d) Title of Class of Securities:

Common Stock, par value $0.00001 value per share (“Common Stock”).

(e) CUSIP Number:

413197104

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 56,889,111 shares of Common Stock outstanding as of November 9, 2020 based on the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

(a) Amount beneficially owned:

The Trust is the record holder of 10,651,120 shares of Common Stock. Matthew Gaines, Lisa Aronin and Greg Aronin, serve as the trustees of Trust and as a result each may be deemed to beneficially own the shares reported herein. Each of the trustees disclaims any such beneficial ownership.

CUSIP No. 413197104	Schedule 13G	Page 3 of 4

(b) Percent of class: 18.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 10,651,120

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 10,651,120

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 413197104	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2021

Marshman Fund Trust II

By:	/s/ Matthew Gaines
Name: Matthew Gaines
Title: Authorized Signatory